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                                                    ---------------------------
                      UNITED STATES                   OMB APPROVAL
             SECURITIES AND EXCHANGE COMMISSION     ---------------------------
                  Washington, D.C. 20549            OMB Number:       3235-0145
                                                    ---------------------------
                                                    Expires:    August 31, 1999
                                                    ---------------------------
                                                    Estimated average burden
                                                    hours per response....14.90
                                                    ---------------------------


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1   )*


                           Decorator Industries Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock - $0.20 par value
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                         (Title of Class of Securities)

                                   24631207
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                                (CUSIP Number)

                               December 31, 2000
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                [X]  Rule 13d-1(b)

                [ ]  Rule 13d-1(c)

                [ ]  Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                                   Page 1 of 6 pages





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CUSIP NO. 24631207


  1.   Names of Reporting Persons.     Robert Robotti
       I.R.S. Identification Nos. of above persons (entities only).
 ...............................................................................
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  2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) ......................................................................

     (b) ......................................................................
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  3.   SEC Use Only............................................................
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  4.   Citizenship or Place of Organization         United States
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   Number of        5.   Sole Voting Power        -0-
    Shares          -----------------------------------------------------------
 Beneficially       6.   Shared Voting Power      235,656
   Owned by         -----------------------------------------------------------
     Each           7.   Sole Dispositive Power   -0-
   Reporting        -----------------------------------------------------------
  Person With       8.   Shared Dispositive Power 235,656
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  9.   Aggregate Amount Beneficially Owned by Each Reporting Person  235,656
-------------------------------------------------------------------------------
  10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)......................................................
  11.  Percent of Class Represented by Amount in Row (11)    8.4%
-------------------------------------------------------------------------------
  12.  Type of Reporting Person (See Instructions)
-------------------------------------------------------------------------------
                        IN
 ...............................................................................

 ...............................................................................

 ...............................................................................

 ...............................................................................

 ...............................................................................

 ...............................................................................

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                                 Page 2 of 6 pages






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                                  SCHEDULE 13G

ITEM 1.

         (a) The name of the issuer is Decorator Industries Inc. (the "Corporation").

         (b) The Corporation's executive office is located at 10011 Pines Blvd., Suite #201, Pembroke Pines, FL, 33204.

ITEM 2.

         (a) The person filing this statement is Robert Robotti.

         (b) Mr. Robotti's address is c/o Robotti & Company, Incorporated, 52 Vanderbilt Avenue, New York, NY 10017.

         (c) Mr. Robotti is a United States citizen.

         (d) The Security is Common Stock - $.20 par value.

         (e) The CUSIP Number of the Security is 243631207.

ITEM 3.

         Not applicable.

ITEM 4.

         (a) Mr. Robotti is the beneficial owner of 235,656 shares of the Security through the following:

             o his ownership of Robotti & Company, Incorporated (the "Firm"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, by virtue of the Firm's investment discretion over accounts of its brokerage customers that hold an aggregate of 1,750 shares of the Security; and

             o his ownership of the Firm, by virtue of its investment discretion over advisory clients that hold an aggregate of 133,245 shares of the Security; and

             o his position as General Partner of Ravenswood Investment Company, L.P. ("Ravenswood"), which owns 22,593 shares of the Security; and

             o his position as General Partner of Wilmac Partners, Ltd. ("Wilmac"), which owns 78,068 shares of the Security.

         (b) The amount of shares of the Security beneficially owned







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by Mr. Robotti is 8.44% of the total outstanding shares of the Security.

         (c) (i) Mr. Robotti does not have the sole power to vote or to direct the vote of any of the shares of the Security.

            (ii) Mr. Robotti shares the power to vote or direct the vote of the shares of the Security as follows:

             o he shares with the Firm the power to vote or direct the vote of 134,995 shares of the Security; and

             o he shares with the other General Partner of Ravenswood the power to vote or direct the vote of 22,593 shares of the Security; and

             o he shares with the other General Partner of Wilmac the power to vote or direct the vote of 78,068 shares of the Security.

            (iii) Mr. Robotti does not have the sole power to dispose, or to direct the disposition, of any of the shares of the Security.

             (iv) Mr. Robotti shares the power to dispose, or to direct the disposition, of the shares of the Security as follows:

             o he shares with the Firm the power to dispose, or to direct the disposition, of 134,995 shares of the Security; and

             o he shares with the other General Partner of Ravenswood the power to dispose, or to direct the disposition, of 22,593 shares of the Security; and

             o he shares with the other General Partner of Wilmac the power to dispose, or to direct the disposition, of 78,068 shares of the Security.

ITEM 5.

         Not applicable

ITEM 6.

         Ravenswood, Wilmac and customers and clients of the Firm, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Security. None of these persons has an interest in 5% or more of the total outstanding shares of the Security.





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ITEM 7.

         Not applicable.

ITEM 8.

         Not applicable.

ITEM 9.

         Not applicable.

ITEM 10.

         By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


February 15, 2001
-----------------
Date

                                             By /s/ Robert Robotti
                                               ---------------------------
                                               Robert Robotti